UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2026

Rebecca House
Senior Vice President
ROCKWELL AUTOMATION, INC
1201 South Second Street
Milwaukee, Wisconsin 53204

Re: ROCKWELL AUTOMATION, INC
10-K filed November 12, 2025 File No. 001-12383

Dear Rebecca House:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services